UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.6)*

Trimedyne, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

896259-10-8
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

419,693

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

419,693

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

419,693

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

26,458

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

26,458

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,458

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Investors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

55,310

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

55,310

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,310

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

501,461

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

501,461

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

501,461

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

12.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jay R. Petschek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

501,461

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

501,461

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

501,461

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

501,461

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

501,461

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

501,461

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

12.	TYPE OF REPORTING PERSON

IN

This statement is filed with respect to the common stock (“Common Stock”) of Trimedyne, Inc. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of December 31, 2014, and amends and supplements the Schedule 13G filed by the Reporting Persons on November 22, 2006, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

5 Holland #223
Irvine, California 92618

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Corsair Capital Partners, L.P. (“Corsair Capital”),

•	Corsair Capital Partners 100, L.P. (“Corsair 100”),

•	Corsair Capital Investors, Ltd. (“Corsair Investors”),

•	Corsair Capital Management, L.P. (“Corsair Management”),

•	Jay R. Petschek (“Mr. Petschek”) and

•	Steven Major (“Mr. Major”).

Corsair Management is the investment manager of Corsair Capital, Corsair 100 and Corsair Investors.  Corsair Management has entered into a subadvisory agreement with a registered investment company, which invests the portion of its assets covered by the subadvisory agreement into Corsair 100.  The general partner of Corsair Management is Corsair Capital Management GP, L.L.C. (the “General Partner”).  Messrs. Petschek and Major are managing members of the General Partner.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of the Reporting Persons is 366 Madison Avenue, 12th Floor, New York, NY 10017.

ITEM 2(c).      CITIZENSHIP:

Each of Corsair Capital, Corsair 100 and Corsair Management is a limited partnership formed under the laws of the State of Delaware.

Corsair Investors is an exempted company formed under the laws of the Cayman Islands.

Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 501,461 shares of Common Stock.

Corsair Capital individually owns 419,693 shares of Common Stock.

Corsair 100 individually owns 26,458 shares of Common Stock.

Corsair Investors individually owns 55,310 shares of Common Stock.

Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100 and Corsair Investors, is deemed to beneficially own the 501,461 shares of Common Stock beneficially owned by them.

Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own the 501,461 shares of Common Stock beneficially owned by Corsair Management.

Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own the 501,461 shares of Common Stock beneficially owned by Corsair Management.

(b)	Percent of Class:

Collectively, the Reporting Persons beneficially own 501,461 shares of Common Stock representing 2.7% of all the outstanding shares of Common Stock.

Corsair Capital’s individual ownership of 419,693 shares of Common Stock represents 2.3% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 26,458 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 55,310 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 501,461 shares of Common Stock represents 2.7% of all the outstanding shares of Common Stock.

The 501,461 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 2.7% of all the outstanding shares of Common Stock.

The 501,461 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 2.7% of all the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 419,693 shares of Common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 26,458 shares of Common Stock owned by Corsair 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 55,310 shares of Common Stock owned by Corsair Investors.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 419,693 shares of Common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 26,458 shares of Common Stock owned by Corsair 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 55,310 shares of Common Stock owned by Corsair Investors.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2015                                                   CORSAIR CAPITAL PARTNERS, L.P.
By:  Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:  Corsair Capital Management, L.P.,
Attorney-in-Fact
 By:  Corsair Capital Management GP, L.L.C., General Partner

By:  /s/ Jay R. Petschek
                            Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:  Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.P.
By:  Corsair Capital Management GP, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
     Jay R. Petschek

/s/ Steven Major
     Steven Major